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                              August 30, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed August 22,
2022
                                                            File No. 333-264073

       Dear Mr. Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Cover Page

   1. We note the new disclosure that the Warrants will be subject to redemption at the option of the Company at any
time which they are exercisable and prior to their expiration at the price of $0.01 per
share and subject to certain other conditions set forth in the Warrants.
                                                        Please revise to
disclose on the cover page, or at another appropriate section, the conditions for
redemption set forth in the Warrants. Also revise to highlight here on the cover page that this
redemption provision may reduce the value of the Warrants because such redemption, if it
occurs, will result in the holders no longer having the opportunity to benefit from further
increases in the price of your Class A common stock. We note your disclosure at page 32.
 Kevin Britt
FirstName  LastNameKevin  Britt
Elate Group, Inc.
Comapany
August  30, NameElate
            2022      Group, Inc.
August
Page  2 30, 2022 Page 2
FirstName LastName
Selected Historical Financial and Other Data, page 43

2. Please revise the first sentence of the second paragraph to indicate the selected historical financial data for the years ended December 31, 2021 and 2020 were derived from audited financial statements included elsewhere in the prospectus. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 46

3. We note you state that you rely on adjusted income from operations to evaluate your business performance and facilitate long-term strategic planning. However, you do not present this non-GAAP measure in the prospectus. Please remove the reference to adjusted income from operations or provide further details as to its relevance.
Results of Operations, page 46

4. Please include a discussion of your results of operations for the fiscal years ended
         December 31, 2021 and 2020. Refer to Instruction 1 to paragraph (b) of
Item 303 of
         Regulation S-K.
5. We note you discuss certain expenses presented in the cost of revenues line item, but these are not all the costs included in a complete cost of revenues measure. Please expand your discussion of results of operations to identify all principle costs within cost of revenues, address the changes therein and the effects on gross profit.
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021 Revenue, page 47

6. We note you state operating revenue decreased for the six months ended June 30, 2022 due to the Omicron variant. Please expand your discussion to further specify why the prevalence of this variant impacted revenues. In addition, please consider the guidance in
         Item 303(b)(2)(iii) of Regulation S-K as it may be relevant to discuss and analyze changes in revenue with reference to both quantities and prices of services provided.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-12

7. We note as an emerging growth company you have elected to use the extended transition period for complying with new or revised accounting standards, which allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.
         As such please revise your disclosure regarding the effectiveness of FASB ASC 842 to correspond with the guidance in FASB ASC 842-10-65-1 which states that private companies are required to adopt this standard for fiscal years beginning after December
         15, 2021 and for interim periods within fiscal years beginning after December 15, 2022.
 Kevin Britt
Elate Group, Inc.
August 30, 2022
Page 3

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Britt
                                                          Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                          Office of Energy &
Transportation
August 30, 2022 Page 3
cc:       Peter Hogan, Esq.
FirstName LastName